EXHIBIT 99.1

FOR:	FIRSTSERVICE CORPORATION
COMPANY CONTACTS:
Jay S. Hennick President & CEO (416) 960-9500
John B. Friedrichsen Senior Vice President & CFO (416) 960-9500

FOR IMMEDIATE RELEASE

FIRSTSERVICE REPORTS Q2 NET EARNINGS INCREASE OF 30%

•	RECORD RESULTS IN KEY MEASURES:
	–	NET EARNINGS UP 30%
	–	DILUTED EPS UP 24%
	–	REVENUES UP 17%
•	FISCAL 2005 OUTLOOK UPDATED

TORONTO, Canada, October 27, 2004 — FirstService Corporation (Nasdaq: FSRV; TSX: FSV.SV) today reported record results for its second quarter ended September 30, 2004.

Quarterly revenues were $184.8 million (all amounts are in US dollars), a 17% increase relative to the same period last year, while net earnings from continuing operations increased 30% to $9.5 million. Internal revenue growth excluding the impact of acquisitions for the quarter was 10%. EBITDA was $22.5 million, up 18% relative to the prior year period, and operating earnings were $18.4 million, up 19% relative to the prior year period. See "Reconciliation of EBITDA to Operating Earnings" below. Diluted net earnings per share from continuing operations for the quarter were $0.63, up 24%, from $0.51 a year ago.

The second quarter results reflect a continuation of the positive trends reported in the first quarter. Six-month revenues were $355.7 million, an increase of 16% relative to the prior year period. Year-to-date net earnings from continuing operations were $16.8 million, up 32%, and diluted earnings per share from continuing operations were up 25% to $1.11.

About FirstService Corporation

FirstService is a leader in the rapidly growing service sector, providing services to commercial and residential customers in the areas of: residential property management; integrated security services; property improvement services; and business services, including business process outsourcing and marketing support services. Market-leading brands include Continental, Wentworth, and Prime Management in residential property management; Intercon Security and SST in integrated security services; California Closets, Paul Davis Restoration, Pillar to Post Home Inspections and CertaPro and College Pro Painters in property improvement services; and Resolve Corporation in business services.

Segmented Quarterly Operating Results

Property Improvement Services (previously known as Consumer Services) second quarter revenues were $32.3 million, an increase of 30% over the prior year period. Excluding the impact of four acquisitions completed during the past twelve months, revenue growth was 12%. Internal growth was fuelled by the success of the Company's franchisees, particularly College Pro Painters and California Closets, who reported significant year-over-year increases in their revenues. EBITDA was $9.2 million in the current quarter, up from $7.3 million in the prior year period.

Second quarter Integrated Security Services revenues were $35.6 million, up 21% relative to the prior year period. Internal growth accounted for 11% of the increase, while acquisitions accounted for 8% and foreign exchange on Canadian operations accounted for 2%. Internal growth was primarily attributable to higher systems installation revenues in Canada. Operations in Florida and Texas, acquired in February 2004, performed well above expectations in terms of both revenues and profitability. Margins remained constant relative to the prior year at 7.5%.

Residential Property Management revenues increased to $78.9 million for the quarter, 18% higher than in the prior year period. Internal growth of 10% was attributable to (i) growth in contractual property management revenues, particularly in Florida and (ii) higher revenues in the commercial swimming pool management operations. Revenue growth from acquisitions of 8% was attributable to the acquisition of the Company's Chicago platform acquired in June 2004 and two other tuck-under acquisitions operating in South Florida. EBITDA for the quarter was $7.4 million, an increase of $1.4 million. The quarter's EBITDA margin improved by 40 basis points to 9.4% as result of several factors, including higher productivity in certain property services operations.

Second quarter Business Services revenues were $38.0 million, an increase of 5% relative to the prior year period. Excluding the impact of foreign exchange on Canadian operations, revenue growth was 2%. As discussed in the first quarter earnings release, revenues were negatively impacted by lower seasonal textbook fulfilment volumes due to education funding cut backs by certain state governments this year. EBITDA was $4.8 million versus $5.2 million in the comparable period. The decline in EBITDA, which was expected, was impacted by foreign exchange on operations in which revenues are denominated in US dollars, while services are provided using Canadian resources, and which amounted to a reduction in EBITDA of approximately $0.3 million.

Quarterly corporate costs were $1.6 million, down slightly from $1.7 million recorded during the prior year period.

For a reconciliation of segmented EBITDA to operating earnings, see "Segmented Revenues, EBITDA and Operating Earnings" below.

Stock Repurchases

Between August 5, 2004 and September 9, 2004, the Company purchased for cancellation an aggregate of 61,100 subordinate voting shares pursuant to its normal course issuer bid at a cost of $1.4 million. Of such shares, 54,100 were purchased through the facilities of the Toronto Stock Exchange at an average price per share of C$30.52 and 7,000 were purchased through the facilities of the NASDAQ National Market at an average price per share of US$22.90.

Financial Outlook

Based on operating results to date and expectations for the balance of the year for existing operations, FirstService is updating the outlook previously issued on July 28, 2004.

Year ending March 31, 2005
(in millions of US dollars, except per share amounts)	Previous	Updated
Revenues	$660.0-$680.0	$660.0-$680.0
EBITDA	62.0-64.0	62.0-64.0
Diluted earnings per share from continuing operations	$1.45-$1.55	$1.47-$1.55

Note: The updated outlook assumes: 1) an annual average foreign exchange rate of $US0.7700 per $Cdn1.0000 (implying a $US0.8000 per $Cdn1.0000 exchange rate for the balance of the fiscal year) and a 100 basis point increase in average interest rates during fiscal 2005; and 2) no further acquisitions or divestitures completed during the balance of fiscal 2005; acquisitions (including CMN as described below) or divestitures actually completed during the balance of fiscal 2005 may materially impact these amounts. The updated outlook is based on current expectations of existing operations and is forward-looking. Actual results may differ materially. Please refer to the cautionary language below when considering this information. The Company undertakes no obligation to update this information.

Acquisition of CMN International, Inc.

On October 14, 2004, FirstService announced that it had agreed to acquire approximately 70% of the shares of CMN, the largest member of the Colliers International network of commercial real estate service providers. The transaction has been approved by the boards of directors of both companies, but is subject to regulatory, shareholder and other approvals. The expected closing date of the transaction is November 30, 2004.

In the twelve month period ended August 31, 2004, CMN generated revenues of approximately $280 million and EBITDA of approximately $18 million. On a pro forma basis, CMN would have generated $0.20 to $0.24 of incremental diluted earnings per share for FirstService during that period. For the four month period from the anticipated closing date of November 30, 2004 to the March 31, 2005 year-end, CMN is expected to contribute incremental revenues of $85.0 to $95.0 million, EBITDA of $4.0 to $5.0 million and diluted earnings per share of $0.01 to $0.04.

Conference Call

FirstService will be holding a conference call on Wednesday, October 27, 2004 at 11:00 am Eastern Time to discuss results for the second quarter and the outlook for the remainder of fiscal 2005. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investor Relations / News Releases" section.

Forward-looking Statements

This press release includes forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with the Ontario Securities Commission.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
(unaudited)

	Three months ended September 30		Six months ended September 30
	2004	2003	2004	2003
Revenues	$184,774	$157,393	$355,744	$305,875
Cost of revenues	125,243	107,827	243,760	210,102
Selling, general and administrative expenses	37,001	30,494	71,179	61,075
Depreciation and amortization	4,129	3,629	8,040	7,338

Operating earnings	18,401	15,443	32,765	27,360
Interest	2,323	2,050	4,559	4,105

	16,078	13,393	28,206	23,255
Income taxes	4,667	4,581	8,180	7,906

	11,411	8,812	20,026	15,349
Minority interest share of earnings	1,884	1,497	3,267	2,631

Net earnings from continuing operations	9,527	7,315	16,759	12,718
Net earnings from discontinued operation, net of income taxes	—	1,654	—	2,662
Gain on sale of discontinued operation, net of income taxes	—	—	2,161	—

Net earnings	$9,527	$8,969	$18,920	$15,380

Net earnings per share
Basic
Continuing operations	$0.64	$0.51	$1.13	$0.90
Discontinued operation	—	0.12	—	0.19
Gain on sale of discontinued operation	—	—	0.15	—

	$0.64	$0.63	$1.28	$1.09

Diluted
Continuing operations	$0.63	$0.51	$1.11	$0.89
Discontinued operation	—	0.11	—	0.18
Gain on sale of discontinued operation	—	—	0.14	—

	$0.63	$0.62	$1.25	$1.07

Weighted average shares outstanding: (in thousands)
Basic	14,843	14,172	14,812	14,168
Diluted	15,074	14,442	15,102	14,329

Reconciliation of EBITDA to Operating Earnings
(in thousands of US dollars)
(unaudited)

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization. The Company uses EBITDA to evaluate operating performance and as a measure for debt covenants with its lenders. EBITDA is an integral part of the Company's planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under United States or Canadian generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to operating earnings appears below.

	Three months ended September 30		Six months ended September 30
	2004	2003	2004	2003
EBITDA	$22,530	$19,072	$40,805	$34,698
Less: depreciation and amortization	4,129	3,629	8,040	7,338

Operating earnings	$18,401	$15,443	$32,765	$27,360

Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	September 30, 2004	March 31, 2004
Assets
Cash and cash equivalents	$21,333	$15,620
Accounts receivable	114,636	97,367
Inventories	16,488	15,229
Prepaids and other current assets	13,693	19,017

Current assets	166,150	147,233
Fixed assets	49,205	49,826
Other assets	15,772	17,198
Goodwill and intangibles	227,923	223,296

Total assets	$459,050	$437,553

Liabilities and shareholders' equity
Accounts payable and other current liabilities	$77,949	$73,130
Unearned revenues	4,342	9,736
Long term debt — current	17,762	3,502

Current liabilities	100,053	86,368
Long term debt less current portion	142,430	160,386
Deferred income taxes	20,878	19,594
Minority interest	19,019	16,104
Shareholders' equity	176,670	155,101

Total liabilities and equity	$459,050	$437,553

Total debt, excluding interest rate swaps	$156,780	$157,083

Total debt, net of cash, excluding interest rate swaps	135,447	141,463

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Six months ended September 30
	2004	2003
Operating activities
Net earnings	$18,920	$15,380
Less: net earnings from discontinued operation	—	(2,662)
Less: gain on sale of discontinued operation	(2,161)	—
Items not affecting cash:
Depreciation and amortization	8,040	7,338
Deferred income taxes	(727)	265
Minority interest share of earnings	3,267	2,631
Other	257	311
Changes in operating assets and liabilities	(13,337)	953

Net cash provided by operating activities	14,259	24,216

Investing activities
Acquisitions of businesses, net of cash acquired	(8,505)	(1,953)
Purchases of fixed assets, net	(7,315)	(6,080)
Other investing activities	1,093	(1,623)

Net cash used in investing	(14,727)	(9,656)

Financing activities
Decrease in long-term debt	(457)	(9,172)
Other financing activities	445	286

Net cash used in financing	(12)	(8,886)

Net cash provided by (used in) discontinued operation	4,679	(597)

Effect of exchange rate changes on cash	1,514	721

Increase in cash and cash equivalents during the period	5,713	5,798
Cash and cash equivalents, beginning of period	15,620	5,378

Cash and cash equivalents, end of period	$21,333	$11,176

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of US dollars)
(unaudited)

Three months ended September 30	Residential Property Management	Integrated Security Services	Property Improvement Services*	Business Services	Corporate	Consolidated
2004
Revenues	$78,879	$35,588	$32,280	$37,983	$44	$184,774
EBITDA	7,397	2,686	9,196	4,842	(1,591)	22,530
Operating earnings	6,140	2,128	8,444	3,323	(1,634)	18,401
2003
Revenues	$66,820	$29,529	$24,873	$36,086	$85	$157,393
EBITDA	6,021	2,202	7,346	5,172	(1,669)	19,072
Operating earnings	4,973	1,749	6,848	3,578	(1,705)	15,443
Six months ended September 30	Residential Property Management	Integrated Security Services	Property Improvement Services*	Business Services	Corporate	Consolidated
2004
Revenues	$150,022	$69,713	$62,541	$73,403	$65	$355,744
EBITDA	14,028	5,254	16,717	8,358	(3,552)	40,805
Operating earnings	11,658	4,142	15,293	5,311	(3,639)	32,765
2003
Revenues	$128,941	$59,721	$47,832	$69,206	$175	$305,875
EBITDA	12,653	4,275	11,952	8,926	(3,108)	34,698
Operating earnings	10,475	3,355	10,956	5,755	(3,181)	27,360

*
Previously known as Consumer Services